QuickLinks -- Click here to rapidly navigate through this document

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 20, 2004

FALCONBRIDGE LIMITED
(Translation of registrant's name into English)

BCE Place, 181 Bay Street, Suite 200
Toronto, Ontario
M5J 2T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                        Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐                        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐                        No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒                        No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3920.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FALCONBRIDGE LIMITED (Registrant)
January 20, 2004	By:	/s/ P.D. LAFRANCE P.D. Lafrance — Assistant Secretary

FALCONBRIDGE FALCONBRIDGE LIMITED Suite 200 - 181 Bay Street PO Box 755 Toronto, Ontario M5J 2T3 Telephone: 416-982-7111 Fax: 416-982-7423 www.falconbridge.com

FOR IMMEDIATE RELEASE

FALCONBRIDGE FIXES SELECTED PERCENTAGE RATE ON CUMULATIVE
PREFERRED SHARES SERIES 3
Issues Reminder Notice Regarding Conversion of Cumulative Preferred Shares Series 2

Toronto, Ontario, January 15, 2004 — Falconbridge Limited today announced that it has fixed the "Selected Percentage Rate" applicable to its Cumulative Preferred Shares Series 3 (the "Preferred Shares Series 3") at 125%. Accordingly, commencing March 1, 2004, holders of Preferred Shares Series 3 will be entitled to receive fixed cash dividends, as declared by the Board of Directors of Falconbridge, at a rate based upon the Selected Percentage Rate and the yield to maturity compounded semi-annually (computed at 10:00 a.m. (Toronto time) on February 9, 2004) that would be carried by non-callable Government of Canada bonds with a five-year maturity. The annual dividend rate applicable to the Preferred Shares Series 3 will be published on February 10, 2004 in several newspapers in Canada. The Preferred Shares Series 3 have received a provisional rating of Pfd-3 (high) from Dominion Bond Rating Service Ltd. The Preferred Shares Series 3 are issuable upon conversion of Falconbridge's outstanding Cumulative Preferred Shares Series 2 (the "Preferred Shares Series 2").

Holders of Preferred Shares 2 have the right, at their option, on March 1, 2004, to convert all or part of the Preferred Shares Series 2 registered in their name into Preferred Shares Series 3. In order to exercise this conversion privilege, holders of Preferred Shares Series 2 (or, if the shares are beneficially owned, their broker or other nominee) must complete and sign the conversion panel on the back of their Preferred Shares Series 2 certificate and deliver it, at the latest by 5:00 p.m. (Toronto time) on February 16, 2004 to Computershare Trust Company of Canada at the following address: Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 or by contacting them by telephone at 1-800-564-6253.

For additional details regarding the Preferred Shares Series 2 and Preferred Shares Series 3, interested parties may view Falconbridge's short form prospectus dated February 26, 1997, which has been posted on Falconbridge's website at www.falconbridge.com.

Falconbridge Limited is a leading low-cost producer of nickel, copper, cobalt and platinum group metals. Its common shares are listed on the Toronto Stock Exchange under the symbol FL. Falconbridge is owned by Noranda Inc. of Toronto (59.5%) and by other investors (40.5%).

Contacts:
Dale Coffin	Michael Doolan
Director, External Affairs	Senior Vice-President and Chief
(416) 982-7161	Financial Officer
dale.coffin@toronto.norfalc.com	(416) 982-7355

FALCONBRIDGE

January 15, 2004

Falconbridge Limited Cumulative Preferred Shares Series 2 Conversion Notice

Dear Shareholder:

If you wish to do so, you have the right to convert, effective on March 1, 2004, all or any of the Cumulative Preferred Shares Series 2 of Falconbridge Limited ("Preferred Shares Series 2") held by you into Cumulative Preferred Shares Series 3 of Falconbridge Limited ("Preferred Shares Series 3") on a one-for-one basis. In order to do so, you or, if you are a beneficial owner, your broker or other nominee, must exercise your right of conversion by the deadline indicated below. If your right of conversion is not exercised by such deadline, you will retain your Preferred Shares Series 2 and will be entitled to receive dividends based upon a floating dividend rate as described in the attached Notice of Conversion Privilege. In that case, you will have the opportunity to convert your Preferred Shares Series 2 again on March 1, 2009 and every 5 years thereafter.

The attached Notice of Conversion Privilege explains how dividends will, commencing March 1, 2004, be computed on the Preferred Shares Series 2 and Preferred Shares Series 3. It also explains how you may exercise your conversion privilege.

Any registered shareholder who wishes to convert all or any of his or her Preferred Shares Series 2 must complete and sign the conversion panel contained on the back of his or her Preferred Share Series 2 certificate and deliver it, at the latest by 5:00 p.m. (Toronto time) on February 16, 2004, to Computershare Trust Company of Canada at the address indicated in paragraph 3 of the attached Notice of Conversion Privilege. Delivery may be done in person, by courier or registered mail. However, if share certificates are delivered by courier or registered mail, shareholders must ensure that they are sent sufficiently in advance so that they are received by Computershare Trust Company of Canada by the above-mentioned deadline.

Shareholders who are beneficial owners (i.e. their Preferred Shares Series 2 are not registered in their name but rather in the name of their broker or other nominee) and who wish to exercise their right of conversion should communicate as soon as possible with their broker or other nominee and follow their instructions. In that case, it is important that you follow such instructions and act in the time frame advised to you so as to provide enough time to your broker or other nominee to meet the February 16, 2004 deadline.

Should you require advice as to whether to exercise your conversion privilege, please contact your broker or other investment advisor.

If you cannot locate your share certificate or have any question about the steps to be followed, please contact Computershare Trust Company of Canada at 1-800-564-6253.

Yours sincerely,

Michael F. Doolan
Chief Financial Officer

FALCONBRIDGE

FALCONBRIDGE LIMITED
NOTICE OF CONVERSION PRIVILEGE

TO:	ALL HOLDERS OF CUMULATIVE PREFERRED SHARES SERIES 2 OF FALCONBRIDGE LIMITED (the "Preferred Shares Series 2")

NOTICE IS HEREBY GIVEN THAT:

1.
Holders of Preferred Shares Series 2 have the right, at their option, on March 1, 2004, to convert all or part of their Preferred Shares Series 2 registered in their name into Cumulative Preferred Shares Series 3 of Falconbridge Limited (the "Preferred Shares Series 3").

2.
Holders of Preferred Shares Series 2 not wishing to convert or who do not comply with the instructions set out in paragraph 3 or 4 below by the appropriate deadline will retain their Preferred Shares Series 2 and, accordingly, will thereafter be entitled to receive dividends based upon a floating dividend rate as described in paragraph 5 below. However, but subject to paragraph 7 below, on March 1, 2009, and every 5 years thereafter, holders of both Preferred Shares Series 2 and Preferred Shares Series 3 will have the right to convert their shares into shares of the other series.

3.
Registered holders of Preferred Shares Series 2 electing to convert all or part of their Preferred Shares Series 2 into Preferred Shares Series 3 must complete and sign the conversion panel on the back of their Preferred Share Series 2 certificate and deliver it, at the latest by 5:00 p.m. (Toronto Time) on February 16, 2004, to Computershare Trust Company of Canada at the following address:

  By Hand, Courier or By Mail:

  Computershare Trust Company of Canada
  100 University Avenue, 9th Floor
  Toronto, Ontario M5J 2Y1

  Toll Free:              1-800-564-6253

  Please refer to the last page of this Notice for instructions with respect to signatures for registered holders.

  Delivery may be done in person, by courier or registered mail. However, if share certificates are delivered by courier or registered mail, shareholders must ensure that they are sent sufficiently in advance so that they are received by Computershare Trust Company of Canada by the above-mentioned deadline.

4.
Beneficial owners of Preferred Shares Series 2 are hereby requested to communicate as soon as possible with their broker or other nominee and follow their instructions in order to convert all or part of their Preferred Shares Series 2 into Preferred Shares Series 3. It is important that beneficial owners follow such instructions and act within the time frame indicated to them so as to provide enough time to their broker or other nominee to meet the February 16, 2004 deadline.

5.
Commencing March 1, 2004, dividends in respect of the Preferred Shares Series 2 will be payable at a rate that will fluctuate over time between 50% and 100% of the prime rate of interest for each month computed in accordance with the articles of Falconbridge Limited ("Prime"). Accordingly, from March 1, 2004, holders of Preferred Shares Series 2 will be entitled to receive floating adjustable cash dividends as and when declared by the Board of Directors of Falconbridge Limited, to be paid on the twelfth day of each month commencing with the month of April 2004. The dividend rate will be adjusted upwards or downwards on a monthly basis by an Adjustment Factor (as described below) whenever the Calculated Trading Price (being the market price of the Preferred Shares Series 2 computed in accordance with Falconbridge Limited's articles) is $24.875 or less or $25.125 or more, respectively. The Adjustment Factor for a month will be based on the Calculated Trading Price of the Preferred Shares Series 2 for the preceding month determined in accordance with the following table:

If the Calculated Trading Price for the preceding month is	The Adjustment Factor as a percentage of Prime shall be
$25.50 or more	– 4.00%
$25.375 and less than $25.50	– 3.00%
$25.25 and less than $25.375	– 2.00%
$25.125 and less than $25.25	– 1.00%
Greater than $24.875 and less than $25.125	nil
Greater than $24.75 to $24.875	1.00%
Greater than $24.625 to $24.75	2.00%
Greater than $24.50 to $24.625	3.00%
$24.50 or less	4.00%

  The maximum Adjustment Factor for any month will be ±4.00%.

  The annual floating dividend rate for any month will be the rate expressed as a percentage per annum (rounded to the nearest one-thousandth (1/1000) of one percent) which is equal to the amount obtained by multiplying (a) Prime for such month, by (b) the Designated Percentage for such month, with the Designated Percentage (except for the month of March 2004) being the Adjustment Factor for such month plus the Designated Percentage for the preceding month. The Designated Percentage for the month of March 2004 will be 85%. Accordingly, the annual floating dividend rate for the month of March 2004 will be equal to 85% of Prime. The annual floating dividend rate applicable for a month will in no event be less than 50% of Prime or greater than Prime.

The following formula illustrates the manner of computing the annual dividend rate applicable to the month of April 2004:

Annual dividend rate for April 2004 =	(Prime for April 2004) X	(Designated Percentage for April 2004)*

  *The Designated Percentage for the month of April 2004 is the sum of:

  (a)
  the Adjustment Factor for the month of April 2004 based on the Calculated Trading Price for the month of March 2004; and

  (b)
  the Designated Percentage for the month of March 2004 (i.e. 85%).

6.
Commencing March 1, 2004, holders of Preferred Shares Series 3 will be entitled to receive fixed cash dividends, as and when declared by the Board of Directors of Falconbridge Limited, at a rate expressed as a percentage per annum (rounded to the nearest one-thousandth (1/1000) of one percent) equal to the amount obtained by multiplying (a) the yield to maturity compounded semi-annually, computed at 10:00 a.m. (Toronto time) on February 9, 2004 by Scotia Capital Inc. and CIBC World Markets, that would be carried by non-callable Government of Canada bonds with a 5-year maturity, by (b) the "Selected Percentage Rate". The "Selected Percentage Rate" determined by Falconbridge Limited is 125%. The annual dividend rate applicable to the Preferred Shares Series 3 will be published on February 10, 2004 in three newspapers, the national edition of The Globe and Mail and the Montreal Gazette and La Presse. The Preferred Shares Series 3 received a provisional rating of Pfd – 3(high) from Dominion Bond Rating Service Limited. Falconbridge Limited has applied to list the Preferred Shares Series 3 on the Toronto Stock Exchange.

7.
If, after the close of business on February 16, 2004, Falconbridge Limited determines that there would be less than 500,000 Preferred Shares Series 2 outstanding on the conversion date (March 1, 2004), then all remaining Preferred Shares Series 2 will automatically be converted into Preferred Shares Series 3 on a one-for-one basis. However, if Falconbridge Limited determines that there would be less than 500,000 Preferred Shares Series 3 outstanding on the conversion date, then no Preferred Shares Series 2 will be permitted to be converted into Preferred Shares Series 3 and any Preferred Shares Series 2 surrendered for conversion will be returned.

8.
For additional details regarding the Preferred Shares Series 2 and the Preferred Shares Series 3, you may view Falconbridge Limited's short form prospectus dated February 26, 1997 which has been posted on the Falconbridge Limited Web site (at www.falconbridge.com).

INSTRUCTIONS WITH RESPECT TO SIGNATURES
FOR REGISTERED HOLDERS

•
Except as indicated below, the signature of registered holders in the conversion panel must correspond to the name as written upon the face of the share certificate in every particular without any change whatsoever.

•
If the share certificate is executed by a person as an executor or trustee, or on behalf of a corporation, partnership or association, or is executed by any other person acting in a representative capacity, the share certificate must be accompanied by satisfactory evidence of authority to act.

•
In the case of a transfer, the conversion panel must be completed and signed by the purchaser but the share certificate must be endorsed and properly completed, or be accompanied by an appropriate share transfer power of attorney signed and properly completed, by the registered owner and the signature on such endorsement or power of attorney must correspond exactly to the name of the registered holder as appearing on the share certificate and must be guaranteed as indicated below. The signature of the purchaser in the conversion panel must also be guaranteed as indicated below.

•
Signatures hereby required to be guaranteed (i.e., if the conversion panel is signed by a person other than the registered holder of the Preferred Shares Series 2 or if the share certificate is endorsed or accompanied by a signed power of attorney) must be guaranteed by an "Eligible Institution". An Eligible Institution means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchanges in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

•
Falconbridge Limited or its transfer agent may, in their discretion, require additional evidence of authority or additional documentation.

DATED at Toronto, this 15th day of January, 2004.

FALCONBRIDGE LIMITED

Michael F. Doolan
Chief Financial Officer

QuickLinks

SIGNATURES
FALCONBRIDGE FIXES SELECTED PERCENTAGE RATE ON CUMULATIVE PREFERRED SHARES SERIES 3 Issues Reminder Notice Regarding Conversion of Cumulative Preferred Shares Series 2
Falconbridge Limited Cumulative Preferred Shares Series 2 Conversion Notice
FALCONBRIDGE LIMITED NOTICE OF CONVERSION PRIVILEGE
INSTRUCTIONS WITH RESPECT TO SIGNATURES FOR REGISTERED HOLDERS